UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

Thomas W. Smith
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,116,840
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,116,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,372,729
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,372,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,729
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,963
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,963
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,345
	8	SHARED VOTING POWER 86,100
	9	SOLE DISPOSITIVE POWER 684,345
	10	SHARED DISPOSITIVE POWER 86,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,883
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,883
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 8 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, Prescott Associates and Prescott General Partners LLC (“PGP”) on January 5, 2012, June 4, 2012, June 12, 2012, July 10, 2012 and November 26, 2012, respectively, and Amendment No. 6 and Amendment No. 7 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates and PGP on April 22, 2013 and February 17, 2016, respectively (as amended, the “Schedule 13D”). This Amendment No. 8 modifies the Schedule 13D to reflect, among other things, the addition of Prescott Investors Profit Sharing Trust (“PIPS”) as a Reporting Person. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) - (f) This Statement is filed jointly by: (i) PGP, (ii) Prescott Associates, (iii) PIPS, (iv) Thomas W. Smith and (v) Scott J. Vassalluzzo (the persons and entities in (i) through (v) are referred to collectively herein as the “Reporting Persons”). The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

PGP is an investment adviser registered with the U.S. Securities and Exchange Commission and its principal business is to act as the general partner of three private investment partnerships, including Prescott Associates (collectively, the “Partnerships”). Prescott Associates is a private investment fund and its principal business is to invest in securities. PIPS is an employee profit-sharing plan of a corporation wholly owned by Mr. Vassalluzzo and its principal business is to invest in securities for the benefit of the corporation’s employees. Each of Messrs. Smith and Vassalluzzo is a private investment manager, a managing member of PGP, and a trustee of PIPS. The business address of each of the Reporting Persons is 2200 Butts Road, Suite 320, Boca Raton, FL 33431.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PGP is a Delaware limited liability company. Prescott Associates is a New York limited partnership. PIPS is an employee profit-sharing plan organized under the laws of the State of Delaware. Each of Messrs. Smith and Vassalluzzo is a citizen of the United States.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $28,009,781.45 of the funds of the Managed Accounts (including $15,381,416.71 contributed by Prescott Associates and $804,498.33 contributed by PIPS), Mr. Vassalluzzo contributed $990,322.17 of his personal funds and Mr. Smith contributed $10,697,425.34 of his personal funds. The Common Stock reported as beneficially owned by Mr. Vassalluzzo includes the following received by him for his service as a director of the Issuer: (i) 4,000 vested restricted stock units (“RSUs”) granted under the Issuer’s Amended and Restated Incentive Compensation Plan dated March 26, 2012 (the “2012 Incentive Plan”) and (ii) 9,125 shares of Common Stock received as payment for an equivalent number of vested RSUs granted under the Issuer’s Amended and Restated Incentive Compensation Plan dated April 6, 2009 (the “2009 Incentive Plan”).”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 2,116,840 shares of Common Stock held by the Partnerships. PIPS may be deemed to beneficially own 76,963 shares of Common Stock held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 100,048 and 2,758 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the “Foundation”) and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the “Managed Accounts.” The 2,296,609 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

Mr. Vassalluzzo currently serves as a director of the Issuer and may be deemed to beneficially own 64,125 shares of Common Stock for his own account, including 51,000 shares of Common Stock acquired for investment purposes, 4,000 vested RSUs awarded under the 2012 Incentive Plan and 9,125 shares of Common Stock received for vested RSUs awarded under the 2009 Incentive Plan.

In addition, Mr. Smith may be deemed to beneficially own 670,397 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family (the “Ridgeview Shares”). Mr. Smith acquired the Ridgeview Shares for investment purposes.

On December 10, 2019, PIPS and each of the Partnerships entered into separate pre-arranged stock trading plans with Fidelity Brokerage Services LLC (“Fidelity”) designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and the Issuer’s insider trading policies (each, a “10b5-1 Plan”). The description of the 10b5-1 Plans set forth in Item 6 below is incorporated herein by reference in its entirety.

PIPS and the Partnerships are selling Common Stock of the Issuer pursuant to the Rule 10b5-1 Plans for portfolio management purposes only. These Reporting Persons continue to believe that the Issuer remains an attractive long-term investment.

Subject to the agreements described above, depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)       Based on information included in the current report on Form 10-Q filed by the Issuer on November 1, 2019, which disclosed that 18,796,754 shares of Common Stock were outstanding as of October 22, 2019, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 2,116,840 shares (11.3%); Prescott Associates – 1,372,729 shares (7.3%); PIPS – 76,963 shares (0.4%); Mr. Smith – 770,445 shares (4.1%); and Mr. Vassalluzzo – 66,883 shares (0.4%).

(b)       PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 2,116,840 shares of Common Stock. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,372,729 shares of Common Stock. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 76,963 shares of Common Stock. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 684,345 and 66,883 shares, respectively. In their capacities as investment managers for Managed Accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of 86,100 and no shares of Common Stock, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)       During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock except the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share

12/03/19	Disposition[1]	Thomas W. Smith	300	$430

(1) Represents an open market sale by a Managed Account established for the benefit of certain friends of Mr. Smith and for which he acts as investment manager.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Pursuant to the 10b5-1 Plans, Fidelity may sell up to 500,000 shares of Common Stock beneficially owned by PIPS and the Partnerships, including (i) 20,000 shares beneficially owned by PIPS and (ii) 295,000 shares beneficially owned by Prescott Associates. All sales are to be executed in the discretion of Fidelity in accordance with the terms of the applicable 10b5-1 Plan, including price, volume and other conditions. Sales under each 10b5-1 Plan may commence beginning January 2, 2020 and will continue until the earlier of the date on which all shares of Common Stock to be sold under the 10b5-1 Plan have been sold, the 10b5-1 Plan is terminated in accordance with its terms, or December 31, 2020.

Mr. Vassalluzzo currently serves as a director of the Issuer. Under the Issuer’s 2012 Incentive Plan, non-employee directors are eligible to receive incentive compensation in the form of RSU awards. Each RSU represents and has a value equal to one share of the Issuer’s common stock. The RSUs will vest over a five-year period starting in 2014 based upon the compounded annual growth rate in the Issuer’s adjusted economic profit. Vested RSUs will be distributed on February 22, 2021. As of the date hereof, Mr. Vassalluzzo has 4,000 vested RSUs under the Issuer’s 2012 Incentive Plan. The foregoing description of the 2012 Incentive Plan is qualified in its entirety by reference to the 2012 Incentive Plan, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.                  Agreement relating to the joint filing of statement on Schedule 13D dated December 13, 2019.

2.                  Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, March 26, 2012 (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 5, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2019.

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated December 13, 2019, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: December 13, 2019.

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo